

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 14, 2017

Alex Sapir
President and Chief Executive Officer
Dova Pharmaceuticals, Inc.
2530 Meridian Pkwy, Suite 300
Durham, NC 27713

> **Re:** **Dova Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2017**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 9, 2017**
> **File No. 333-218479**

Dear Mr. Sapir:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our strategy, page 4

1. Your statement that you anticipate potential FDA approval in the second half of 2018 is overly speculative. Please remove it from the prospectus and any written communications presented to potential investors in reliance upon Section 5(d) of the Securities Act.

Business
Our solution: avatrombopag, page 92

2. We note your response to comment 7 and reissue our comment. Your characterization of your safety profile as "favorable" is a conclusion that is within the FDA's authority to

Alex Sapir
Dova Pharmaceuticals, Inc.
June 14, 2017
Page 2

make. You may describe your clinical results but you should not draw conclusions about the safety of your product candidate. We will not object to statements that the product candidate was well tolerated, that trial participants experienced no serious adverse events, etc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance